Filed by Encana Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Encana Corporation

(Commission File No. 001-15226)

This filing consists of message to employees from Douglas J. Suttles, Chief Executive Officer of Encana Corporation (“Encana”)

Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the redomicile, Encana will cause its subsidiary 1847432 Alberta ULC, a predecessor to Ovintiv Inc. (“Ovintiv”), to file a registration statement on Form S-4, which will include Ovintiv’s prospectus as well as Encana’s proxy statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities. Encana plans to mail the definitive Proxy Statement/Prospectus to its shareholders and holders of its equity incentives in connection with the proposed corporate reorganization. INVESTORS AND SECURITYHOLDERS OF ENCANA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, OVINTIV, THE CORPORATE REORGANIZATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Encana or Ovintiv through the website maintained by the SEC at www.sec.gov. Investors and securityholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary.

Participants in the Solicitation

Encana and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed corporate reorganization. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Encana in connection with the corporate reorganization, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2019 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 14, 2019. This document is available free of charge as described above.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – This communication contains forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. FLS include: completion and timing of the proposed corporate reorganization (including name change, share consolidation and U.S. domestication) and the benefits thereof, including opportunity to enhance long-term value for shareholders, liquidity and capital market access, exposure to larger pools of investment, comparability with U.S. peers, and increase in passive and index ownership; benefits of the new brand and logo; estimated tax impacts and other costs to the company and shareholders; timing of the special meeting of securityholders; the company’s sustainable business roadmap and elements thereof; improvements in returns and cash flow; and anticipated changes to debt rating. FLS involve assumptions, risks and uncertainties that may cause such statements not to occur or results to differ materially. These assumptions include: ability, timing and terms of the required securityholder approvals, court and stock exchange approvals, and regulatory approvals; director and officer support for the reorganization; applicability of certain U.S. and Canadian securities regulations and exemptions; successful listings on applicable stock exchanges; future commodity prices and differentials; assumptions in corporate guidance; data contained in key modeling statistics; availability of attractive hedges and enforceability of risk management program; access to transportation and processing facilities; and expectations and projections made in light of Encana’s historical experience and its perception of historical trends. Risks and uncertainties include: ability to achieve anticipated benefits of the corporate reorganization; receipt of securityholder, stock exchange and court approvals and satisfaction of other conditions; risks relating to the new company following the reorganization, including triggering provisions in certain agreements; publicity resulting from the reorganization and impacts to the company’s business and share price; ability to generate sufficient cash flow to meet obligations; commodity price volatility; ability to secure adequate transportation and potential pipeline curtailments; timing and costs of well, facilities and pipeline construction; business interruption, property and casualty losses or unexpected technical difficulties; counterparty and credit risk; impact of changes in credit rating and access to liquidity, including ability to issue commercial paper; currency and interest rates; risks inherent in Encana’s corporate guidance; changes in or interpretation of laws or regulations; risks associated with existing or potential lawsuits and regulatory actions; impact of disputes arising with partners, including suspension of certain obligations and inability to dispose of assets or interests in certain arrangements; and other risks and uncertainties as described in Encana’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR. Although Encana believes such FLS are reasonable, there can be no assurance they will prove to be correct. The above assumptions, risks and uncertainties are not exhaustive. FLS are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update or revise any FLS. Further, descriptions in this communication are summary in nature and may not fully describe all underlying legal and tax principles of the corporate reorganization. Investors and securityholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC and Canadian securities regulatory authorities when they become available for details on the corporate reorganization.

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Good morning,

This is a big day for our Company, and I wanted to send you a note as soon as possible. Along with our third quarter financial and operating results, we announced some strategic actions that we believe will create long-term value. We’ll have the opportunity to discuss today’s news in more detail at our Town Hall meetings this morning. In the meantime, here are some highlights:

THIRD QUARTER – Our third quarter financial and operating results were very strong. We had good earnings and beat analyst expectations for cash flow per share. Our business generated about $250 million in free cash this quarter. Our constant drive to innovate and drive performance continues to pay off. In addition, we were able to raise our expectations for 2019 production while maintaining our capital budget.

DOMICILE – We are planning to establish a corporate domicile in the United States. The main driver for this action is to expose us to the extensive and growing passive investing market in the United States. As a U.S. domiciled company, we will become eligible for participation in large and growing indices and to the large ETF investing trend. Over the long-term, we think this could have a meaningful uplift in our valuation; we will leave no stone unturned to capture that for our team and our shareholders.

This move, which we expect will be completed in early 2020, will not change how we work. There are no planned personnel moves, reductions in workforce or realignment of roles and responsibilities. This should feel no different than today and we will continue to invest in our high-value assets in Canada.

BRAND – As part of the domicile move, we are taking the opportunity to rebrand our Company. Our new name will be Ovintiv. Our new name and logo are bold expressions of who we are today and where we are going. Together, we have transformed our Company, from our asset base to our culture. Our new brand reflects this transformation and is designed to represent the next chapter in our bright future.

STOCK CONSOLIDATION – Lastly, and more administrative in nature, we plan to consolidate our shares on a 1 – for – 5 basis. This means following completion of the transactions, you will receive one share of stock for every five shares you own or have rights to earn. This change does not change the value of your share ownership but will make our number of shares outstanding and per share metrics more comparable to peers.

There is additional information for you on our website this morning including a microsite with a video and a Q&A document. The stock consolidation, brand and U.S. domicile require shareholder, stock exchange and court approvals. We will hold a special meeting in early 2020 to seek approval. If you should receive any media inquiries, please direct them to Cindy Hassler, Director of Communications.

I’m very excited about today’s announcements. Our strategy is working, and these moves should help ensure that the value and future we are creating is recognized.

I look forward to seeing you this morning in our town halls!